September 6, 2012

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 9, 2012
File No. 001-09718

Dear Mr. West:

The PNC Financial Services Group, Inc. (PNC or the Company) is providing a supplemental response relating to comments 4a) and 4b) contained in your letter dated May 24, 2012 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (Form 10-Q).

This supplemental response to comments 4a) and 4b) provides further information as discussed in our calls on June 28, July 13, and August 10, 2012. Please see Appendix A for our initial response dated June 15, 2012 and our supplemental response dated July 27, 2012.

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

SUPPLEMENTAL RESPONSE:

Based upon our discussion on August 10, 2012, regarding the approximately $3 billion of capital that we held on October 1, 2011, for purposes of the Flagstar and RBC acquisitions, we note that our Parent Company Funding Corporation subsidiary held in excess of $3 billion in cash on that date. This cash was not allocated to our reporting units and was held within Other as part of our overall corporate balance sheet management activities.

Additionally, regarding comments 4a) and 4b) contained in your letter dated May 24, 2012, and our responses dated June 15, 2012, July 27, 2012, and in this letter dated September 6, 2012, we have discussed our views, accounting treatment, and shared our written responses with our independent registered public accounting firm.

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We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to me at 412-762-0790.

Sincerely,

/s/ Gregory Kozich
Gregory Kozich
Senior Vice President and Controller
The PNC Financial Services Group, Inc.

cc:	Richard J. Johnson

Rebekah Lindsey

William J. Lewis, PricewaterhouseCoopers LLP

Appendix A

Critical Accounting Estimates and Judgments

Goodwill, page 64

4.	We note your disclosure on page 50 that a portion of capital is intended to cover unexpected losses and is assigned to your business segments using a risk-based economic capital model, which considers goodwill and other intangible assets at those business segments, as well as the diversification of risk among the business segments. Please tell us the following:

a) Clarify whether you use the economic capital model to determine the carrying value of your reporting units. For example, tell us whether, and if so how, you consider economic capital allocated to your reporting units for this purpose. Tell us whether you allocate your shareholder’s equity to your reporting units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the reporting unit and expand your disclosure in future filings to discuss the use of this approach.

b) To the extent the total capital required to support all of your reporting units’ activities is more or less than the total shareholder’s equity of the company, please tell us how you account for any difference.

INITIAL RESPONSE (Response Letter Dated June 15, 2012):

PNC uses economic capital to determine the equity carrying value of our reporting units. PNC uses a targeted Tier 1 common ratio when determining the fair value of our reporting units. PNC’s targeted Tier 1 common ratios for each reporting unit exceed the 6% regulatory capital guidelines for “well capitalized” and are determined based on a comparison to peer entities and reporting unit specific risk characteristics. The fair value of a reporting unit is compared to its allocated economic capital to identify potential impairment in Step 1 testing. All PNC reporting units passed Step 1 of the impairment testing as of October 1, 2011.

On October 1, 2011 shareholders’ equity was $34.2 billion, of which approximately $3.1 billion represents excess capital not assigned to a reporting unit or considered in the valuation of reporting units. This excess capital provides flexibility to accommodate future capital management strategies, including acquisitions, balance sheet growth, evolution towards Basel III capital rules, and subject to regulatory approval, share repurchase and dividend activity. Disclosures will be expanded in future filings to discuss this approach.

It should be noted that as of October 1, 2011, PNC was in process of building equity in conjunction with the announced, but not yet closed acquisition of RBC Bank (USA). RBC Bank (USA) closed on March 2, 2012 with no additional equity raised.

SUPPLEMENTAL RESPONSE (Response Letter Dated July 27, 2012):

Based upon our discussions, we note that there may be reasons beyond a pending acquisition for holding excess capital (e.g., share repurchases, dividend increases, and construction of a corporate building). However, we acknowledge that unless the aforementioned items are significant, any excess capital should be allocated as part of our step 1 goodwill impairment testing. Furthermore, we confirm that we will enhance our goodwill impairment testing procedures to include specific detail regarding Step 2 goodwill impairment testing.

Additionally, we note that in performing step 1 of our goodwill impairment testing, we utilize three equity metrics:

1)	Assigned reporting unit economic capital as determined by our internal management methodologies, inclusive of goodwill and intangibles.

2)	A 6%, “well capitalized”, Tier 1 common ratio for the reporting unit.

3)	The capital levels for comparable companies (as reported in comparable company public financial statements), adjusted for any differences in risk characteristics between the comparable companies and the reporting unit.

In determining a reporting unit’s fair value and comparing it to its carrying value, we utilize the highest of these three amounts (the “targeted equity”) in our discounted cash flow methodology. Under this methodology, we will infuse capital to achieve the targeted equity amount.

As of October 1, 2011 (annual goodwill impairment testing date), unallocated excess capital (shareholders’ equity minus total economic capital, and increased by the incremental targeted equity capital infusion) was mainly attributable to our pending acquisition of RBC Bank (USA), which closed on March 2, 2012, and our pending acquisition of 27 branches from Flagstar Bank, which closed on December 9, 2011. Specifically, we note that approximately $3 billion of capital was being held for these acquisitions, of which approximately $1.2 billion related to anticipated goodwill and intangible assets.

We will expand our goodwill disclosures within Critical Accounting Estimates and Judgments to provide further information on our step 1 goodwill impairment testing process.

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